8-21023

RECEIVED
2010 AUG 27 PM 12:26
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10032906

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- ~~01-41094~~

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/09 (MM/DD/YY) AND ENDING 06/30/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LB Fisher & Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17300 Dallas North Parkway, Suite 3050
(No. and Street)

Dallas, Texas 75248
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
L.B. Fisher, Jr. (972) 733-4800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Montgomery Coscia Greilich, LLP
(Name – *if individual, state last, first, middle name*)

2500 Dallas Parkway, Suite 300, Plano, Texas 75093
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, L.B. Fisher, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of L.B. Fisher & Company, as of June 30, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

AMANDA JO WOMACK
My Commission Expires
March 22, 2011

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

L.B. Fisher & Company

Financial Statements and Supplemental Schedules Required by the Securities and Exchange Commission

For the Year Ended June 30, 2010 and Supplemental Report on Internal Control

(With Independent Auditors' Report Thereon)

L.B. FISHER & COMPANY
INDEX

MONTGOMERY COSCIA GREILICH LLP
Certified Public Accountants
2500 Dallas Parkway, Suite 300
Plano, Texas 75093
972.748.0300 p
972.748.0700 f

Thomas A. Montgomery, CPA
Matthew R. Coscia, CPA
Paul E. Greilich, CPA
Jeanette A. Musacchio
James M. Lyngholm
Chris Johnson, CPA
J. Brian Simpson, CPA
Rene E. Balli, CPA

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors of L.B. Fisher & Company

We have audited the accompanying statement of financial condition of L.B. Fisher & Company (the Company) as of June 30, 2010, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of June 30, 2010, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules on pages 14 and 15 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

MONTGOMERY COSCIA GREILICH LLP

MONTGOMERY COSCIA GREILICH, LLP
Dallas, Texas
August 26, 2010

L.B. Fisher & Company
Statement of Financial Condition
June 30, 2010

ASSETS		
CURRENT ASSETS:		
Cash	$	62,378
Restricted Cash		50,000
Receivable from broker - dealer		14,934
Marketable securities owned, at market value		89,032
Other assets		1,238
Total current assets		217,582
NON-CURRENT ASSETS:		
Other assets		1,206
Federal income tax receivable		700
Property and equipment, net of accumulated depreciation of $31,647		39,228
Deferred income taxes		7,013
Total noncurrent assets		48,147
TOTAL ASSETS	$	265,729

LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Current Portion on Notes Payable	$	10,341
Deferred income taxes - Current		2,256
State franchise tax payable		1,462
Total current liabilities		14,059
LONG-TERM LIABILITIES		
Deferred rent		6,341
Long Term Portion on Notes Payable		27,904
Total long-term liabilities		34,245
Total liabilities		48,304
SHAREHOLDERS' EQUITY		
Common stock, $1 par value; 500,000 shares authorized; 7,000 shares issued and outstanding at year-end		7,000
Additional paid-in capital		51,023
Retained earnings		159,402
Total shareholders' equity		217,425
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	265,729

The accompanying notes are an integral part of this financial statement.

L.B. Fisher & Company

Statement of Operations

For the Year Ended June 30, 2010

REVENUE		
Commissions	$	284,969
Interest and dividends		5,566
Unrealized gain on marketable securities		1,706
Realized gain on marketable securities		43,653
Net dealer inventory and investment gain		57,833
Total revenue		393,727
EXPENSES		
Employee compensation and benefits		225,290
Floor brokerage and clearance fees		59,325
Other operating expenses		107,908
Pension and profit sharing contributions		16,800
Interest		2,347
Total expenses		411,670
NET LOSS BEFORE FEDERAL INCOME TAXES		(17,943)
INCOME TAX EXPENSE		3,811
NET LOSS	$	(14,132)

The accompanying notes are an integral part of this financial statement.

L.B. Fisher & Company
Statement of Changes in Stockholders' Equity
For the Year Ended June 30, 2010

	Common Stock		Additional Paid-in	Retained	Total Stockholders'
	Shares	Amount	Capital	Earnings	Equity
Balance at July 1, 2009	7,000	$ 7,000	$ 51,023	$ 187,534	$ 245,557
Distributions paid to shareholders				(14,000)	(14,000)
Net loss	-	-	-	(14,132)	(14,132)
Balance at June 30, 2010	7,000	$ 7,000	$ 51,023	$ 159,402	$ 217,425

The accompanying notes are an integral part of this financial statement.

L.B. Fisher & Company

Statements of Cash Flows

For the Year Ended June 30, 2010

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income (Loss)	$	(14,132)
Adjustments:		
Depreciation		11,627
Unrealized gain on sale of marketable securities		(1,706)
Net gain on sale of marketable securities		(43,653)
Changes in operating assets and liabilities:		
Receivable from broker - dealer		7,745
Receivable from shareholder		1,300
Other assets (current and non-current)		(82)
Deferred income taxes		(5,273)
Accounts payable		(2,588)
State franchise tax payable		371
Deferred rent		2,678
Net cash used in operating activities		(43,713)
CASH FLOWS FROM INVESTING ACTIVITIES		
Net investment purchases and sales		42,806
Net cash provided by investing activities		42,806
CASH FLOWS FROM FINANCING ACTIVITIES		
Payments on notes payable		(9,801)
Dividends paid		(14,000)
Net cash used in financing activities		(23,801)
NET CHANGE IN CASH AND CASH EQUIVALENTS		(24,708)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		87,086
CASH AND CASH EQUIVALENTS AT END OF YEAR		62,378
SUPPLEMENTAL INFORMATION:		
Cash paid for interest	$	2,347
Cash paid for taxes	$	-

The accompanying notes are an integral part of this financial statement.

L.B. FISHER & COMPANY
Notes to Financial Statements
June 30, 2010

1. BUSINESS

L.B. Fisher & Company (the Company) was organized as a corporation on August 26, 1976, under the laws of the State of Texas. The Company is a registered member of the Financial Industry Regulatory Authority (FINRA) as a broker/dealer, and with the Securities and Exchange Commission (SEC) under the Federal Securities Exchange Act of 1934 ("Act").

The Company does not maintain discretionary accounts for its customers. All customer transactions are cleared through a third party clearing firm, Mesirow Financial, Inc. ("Mesirow"), on a fully disclosed basis. Accordingly, the Company is exempt from Rule 15c3-3 of the Act under Section (k)(2)(i) of this rule. Based on the agreement between Mesirow and the Company, the Company pays a clearing fee to Mesirow for handling all trades for the Company.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Company's financial statements have been prepared on the accrual basis of accounting.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. At June 30, 2010, cash and cash equivalents included cash in bank accounts and amounts listed as cash and cash equivalents in the Company's house investment accounts at Mesirow. Restricted cash consists of the amounts held with Mesirow as a clearing deposit.

Accounts Receivable From Broker-Dealer

Accounts receivable consist primarily of commissions earned during the year but not received as of year-end. Commissions are earned through quality financial institutions and reputable mutual fund companies. Receivables are recorded only when substantial evidential matter is obtained as to the validity of the receivable. Accordingly, the Company does not record an allowance for doubtful accounts. As collectibility of receivables is reasonably assured, the Company does not maintain a policy for determining reserves for past due or delinquent receivables.

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation and amortization, using the straight-line method based on estimated useful lives of three to seven years. Repairs and maintenance are charged to expense as incurred. Expenditures that increase the value or productive capacity of assets are capitalized. When property and equipment are retired, sold, or otherwise disposed of, the asset's carrying amount and related accumulated depreciation are removed from the accounts and any gain or loss is included in operations.

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Shareholder's Equity

The Company is authorized to issue 500,000 common stock shares with a par value of $1.00. During the year ended June 30, 2010, the Company paid dividends to the stockholders totaling $14,000.

Revenue and Cost Recognition

The Company's investments in marketable securities are considered proprietary investments, subject to exemption from the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("Codification" or "ASC") Topic ASC 320-10, *Investments- Debt and Equity Securities.*

Investment transactions are recorded on a trade-date basis. Commissions and related brokerage and clearance fees are recorded in the period in which they were earned or incurred. Interest income is recorded as earned. Dividends are recorded as received. Unrealized and realized gains and losses are calculated based on the difference between the fair market value of investments at the beginning of the year (or the purchase price if purchased during the year) and the fair market value of investments at the end of the year (or sales price if sold during the year). Selling, general and administrative costs are charged to expense as incurred.

Income Taxes

The Company accounts for income taxes pursuant to ASC 740-10, *Income Taxes* which uses the asset and liability method to calculate deferred income taxes. Deferred tax assets and liabilities are recognized for the expected tax consequences of temporary differences between the tax basis of assets and liabilities and their reported amounts. The realization of deferred tax assets is based on historical tax positions and expectations about future taxable income. The liability method also requires the recognition of future tax benefits such as net operating loss carry forwards, to the extent that realization of such benefits is more likely than not.

Concentration of Credit Risks

Concentrations of credit and market risk consist of cash, accounts receivable and investments in marketable securities. The Company places its cash with quality financial institutions. Accounts receivable relates to commissions earned from the sale of investment products of insurance companies and numerous mutual funds. The Company has not experienced problems in collecting commissions due from these entities. The Company's investments in marketable securities are diversified among issuers with various investment strategies that minimize overall market risk.

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c 3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed certain limits. At June 30, 2010, the Company is in compliance with its net capital requirements.

Fair Value of Financial Instruments

In accordance with the reporting requirements of ASC 825-10, *Fair Value of Financial Instruments*, the Company calculates the fair value of its assets and liabilities which qualify as financial instruments under this statement and includes this additional information in the notes to the financial statements when the fair value is different than the carrying value of those financial instruments. The estimated fair value of accounts receivable are based on management's assessment of net realizable value. The estimated fair value of accounts payable approximates their carrying amounts due to the short maturity of these liabilities. The estimated fair value of the note payable obligation also approximates its carrying value because their terms are comparable to similar lending arrangements in the marketplace. At June 30, 2010, the Company's financial assets and liabilities are carried at market value which approximates current fair value.

Use of Estimates and Assumptions

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported sales and expenses. Actual results could vary from the estimates that were used.

3. INVESTMENTS IN MARKETABLE SECURITIES

ASC 820-10 established a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of fair value hierarchy under ASC 820-10 are described below:

Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

3. INVESTMENTS IN MARKETABLE SECURITIES (CONTINUED)

Level 2: Inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable for the asset or liability;
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Marketable securities or Common Stocks are valued at the closing trade price on each security's primary exchange at the close of each business day. The realized gains or losses on the sale of securities are calculated using the actual cost method. As the securities are valued at quoted market prices, the Company considers them to be Level 1 inputs. At June 30, 2010 investments are reported as follows:

	Level 1
Common Stocks, at market value	
Financial Institution	$ 11,766
Industrial Industry	22,133
Natural Resource	38,599
Retail Industry	16,534
Total Common Stocks, at market value	$ 89,032

4. FURNITURE AND EQUIPMENT

Furniture and equipment consisted of the following at June 30, 2010:

Furniture and fixtures	$ 12,738
Vehicles	58,137
	70,875
Accumulated depreciation	(31,647)
Furniture and equipment, net	$ 39,228

Depreciation expense for the year ended June 30, 2010 was $11,627 and it was included as a component of general operating expenses in the accompanying financial statements.

5. LONG-TERM DEBT

The Company is a party to two note agreements for the purchase of vehicles. These note agreements call for monthly payments, including interest, ranging from $472 to $540, and bear interest from 5.14% to 5.59% with maturity dates through December 2013. The notes are collateralized by the underlying assets. Notes payable at June 30, 2010 totaled $38,245 of which $10,341 was current. Principal payments over the next five years through maturity are follows:

Years Ended June 30,	
2011	$ 10,341
2012	10,912
2013	11,513
2014	5,479
Total	$ 38,245

6. EMPLOYEE RETIREMENT PLAN

The Company provides a defined contribution profit sharing trust plan ("Trust Plan") for all employees. Contributions to the Trust Plan vest immediately and are declared at the discretion of the Board of Directors. For the year-ended June 30, 2010, there were no discretionary contributions to the Trust Plan.

The Company provides a money purchase pension plan ("Pension Plan") for all employees. Required contributions to the Pension Plan are limited to 10% of each employee's annual salary. Current employees' contributions to the Pension Plan vest immediately. New employees are subject to a vesting period defined by the Plan. For the year-ended June 30, 2010, Company contributions to the Pension Plan totaled $16,800.

7. COMMITMENTS AND CONTINGENCIES

The Company is a party to non-cancelable operating leases for general office space. The aggregate amount of rental expenses for the year ending June 30, 2010 was $24,246, and it was included as a component of general operating expenses in the accompanying financial statements.

The Company's obligations under the lease agreements subsequent to June 30, 2010 are as follows:

Years ending June 30,	Annual lease payments
2011	$ 19,191
2012	19,436
2013	19,681
2014	14,898
Total	$ 73,206

8. FEDERAL INCOME TAXES

Deferred tax assets and liabilities are computed by applying the effective U.S. federal and state income/ franchise tax rates to the gross amounts of temporary differences and other tax attributes. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.

The Company has available net operating loss carry forwards of $40,216 available through years 2025-2030 if not utilized sooner.

The components of the provision for federal income taxes and state franchise tax for the year ended June 30, 2010 are as follows:

Deferred income/ franchise tax (expense) benefit:	
Federal	$ 4,710
State	-
	4,710
Current income/ franchise tax (expense) benefit	
Federal	563
State	(1,462)
	(899)
	$ 3,811

Following are the components of deferred tax assets and deferred tax liabilities:

Current deferred tax assets (liabilities)	
Reserves and accruals	$ (1,655)
Unrealized Gain/Loss	(601)
	$ (2,256)
Non-current deferred tax assets (liabilities)	
Property and equipment	$ 513
Net operating losses	6,500
	$ 7,013

9. SUBORDINATED LIABILITIES

There were no liabilities which were subordinated to the claims of general creditors at June 30, 2010.

10. POSSESSION OR CONTROL REQUIREMENTS

There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c3-3 (K)(2)(i) which requires that all customer funds and securities be promptly transmitted to the clearing broker who carries the customer accounts. The Company remits customer funds and securities on a timely basis to the clearing broker.

11. SUBSEQUENT EVENTS

The Company has evaluated events or transactions occurring after June 30, 2010, the Statement of Financial Condition date, through August 26, 2010, the date the financial statements were issued, and determined no such events or transactions which would impact our financial statements for the year ended June 30, 2010.

Supplemental Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of and For the Year Ended

June 30, 2010

L.B. Fisher & Company
Supplemental Schedules Required by Rule 17a-5
For the Year Ended June 30, 2010

Net Capital Computation

Total stockholder's equity	$	217,425
Non-allowable assets:		
Property and equipment, net		(39,228)
Other current assets		(1,238)
Deferred income taxes		(7,013)
Federal income taxes receivable		(700)
Other non-current assets		(1,206)
Total non-allowable assets		(49,385)
Haircuts on securities		(14,388)
Total changes in stockholder's equity		(63,773)
Net allowable capital	$	153,652

Computation of Basic Net Capital Requirement

Minimum net capital required	$	3,265
Minimum dollar net capital requirement of reporting broker or dealer	$	100,000
Net capital requirement	$	100,000
Excess net capital	$	53,652

Computation of Aggregate Indebtedness

Total aggregate indebtedness	$	48,304
Percentage of aggregate indebtedness to allowable net capital		31%

L.B. Fisher & Company
Supplemental Schedules Required by Rule 17a-5
For the Year Ended June 30, 2010

Reconciliation with Company's Allowable Net Capital

Net allowable capital- As reported in Company's unaudited FOCUS report	$	157,270
Net Company and audit adjustments		(3,618)
Adjusted net allowable capital, per audited financial statements	$	153,652

Exemptive Provisions Under Rule 15c3-3

The Company is exempt from Rule 15c3-3, because all customer transactions are cleared through another broker-dealer on a fully disclosed basis. Transactions are cleared through dealer number 8-45123.

Changes in Liabilities Subordinated to Claims of General Creditors

Such claims at July 1, 2009	$	-
Additions		-
Reductions		-
Balance of such claims at June 30, 2010	$	-

REPORT ON INTERNAL CONTROL
JUNE 30, 2010

MONTGOMERY COSCIA GREILICH LLP
Certified Public Accountants
2500 Dallas Parkway, Suite 300
Plano, Texas 75093
972.748.0300 p
972.748.0700 f

Thomas A. Montgomery, CPA
Matthew R. Coscia, CPA
Paul E. Greilich, CPA
Jeanette A. Musacchio
James M. Lyngholm
Chris Johnson, CPA
J. Brian Simpson, CPA
Rene E. Balli, CPA

To the Board of Directors of L.B. Fisher & Company

In planning and performing our audit of the financial statements and supplemental schedules of L.B. Fisher & Company (the Company), as of and for the year ended June 30, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements and supplemental schedules, but not for the purposes of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a) (11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control, and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for

which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purposes described above and would not necessarily identify all deficiencies in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be a material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to previously in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at June 30, 2010, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

MONTGOMERY COSCIA GREILICH LLP

MONTGOMERY COSCIA GREILICH, LLP
Dallas, Texas
August 26, 2010

L.B. Fisher & Company

Independent Accountants'
Report on Applying
Agreed-Upon Procedures

For the Period April 1, 2009
through June 30, 2010

MONTGOMERY COSCIA GREILICH LLP
Certified Public Accountants
2500 Dallas Parkway, Suite 300
Plano, Texas 75093
972.748.0300 p
972.748.0700 f

Thomas A. Montgomery, CPA
Matthew R. Coscia, CPA
Paul E. Greilich, CPA
Jeanette A. Musacchio
James M. Lyngholm
Chris Johnson, CPA
J. Brian Simpson, CPA
Rene E. Balli, CPA

Independent Accountants' Report On Applying Agreed-upon Procedures

To the Board of Directors of L.B. Fisher & Company

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments ("Transitional Assessment Reconciliation (Form SIPC-7T) or (Form SIPC-7)") to the Securities Investor Protection Corporation ("SIPC") for the period from April 1, 2009 to June 30, 2010, which were agreed to by L.B. Fisher & Company (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of SIPC-7T and the General Assessment Payment Form (Form "SIPC-6"). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T, submitted August 19, 2009, and SIPC-6, submitted January 29, 2010, with respective cash disbursement records entries noting no differences;

2. Compared the listed assessment payments in Form SIPC-7, submitted August 26, 2010, with copy of check, included in submission, noting no differences;

3. Compared the sum of the amounts reported on the quarterly Form X-17A-5 reports for the periods from April 1, 2009 to June 30, 2009, as applicable, with the amounts reported in Form SIPC-7T for the fiscal period beginning April 1, 2009 and ending June 30, 2009, noting no differences in general assessment calculated;

4. Compared the sum of the amounts reported on the two quarterly Form X-17A-5 reports for the periods from July 1, 2009 to December 31, 2009, as applicable, with the amounts reported in Form SIPC-6 for the period from April 1, 2009 to December 31, 2009, noting no differences in general assessment calculated;

5. Compared the sum of the amounts reported on the four quarterly Form X-17A-5 reports for the periods from July 1, 2009 to June 30, 2010, as applicable, with the amounts reported in Form SIPC-7 for the fiscal year ended June 30, 2010, noting the amount of general assessment calculated from summarized quarterly Form X-17A-5 reports was $630, which is $16 less than amounts paid and reported on the fiscal year ended June 30, 2010 SIPC-7.;

6. Compared the adjustments noted between amounts reported on the four quarterly Form X-17A-5 reports and the form SIPC-7, for the fiscal year ended June 30, 2010, with supporting schedules and accrual working papers noting no differences. Amounts are related to certain accrual adjustments booked to year-end financials.;

7. Compared the amounts reported in the audited financial statements for the year ended June 30, 2010, with the amounts reported on the SIPC-7, for the fiscal year ended June 30, 2010, noting the amount of general assessment calculated from audited financial amounts was $631, which is $15 less than amounts paid and reported on the fiscal year ended June 30, 2010 SIPC-7.

8. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T, SIPC-6, SIPC-7 and in the related schedules supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you. This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

MONTGOMERY COSCIA GREILICH LLP

MONTGOMERY COSCIA GREILICH, LLP
Dallas, Texas
August 26, 2010